Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK stock code: 6883)

UNAUDITED RESULTS FOR THE FIRST QUARTER OF 2013

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the first quarter of 2013, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the first quarter of 2013 was US$1,144.9 million, representing an increase of approximately 11% from US$1,026.9 million for the comparable period in 2012. The increase in net revenue was primarily attributable to higher group-wide rolling chip volumes and mass market gross gaming revenues, partially offset by a lower group-wide rolling chip win rate.

Adjusted EBITDA(1) was US$273.5 million for the first quarter of 2013, as compared to Adjusted EBITDA of US$242.5 million in the first quarter of 2012. The 13% year-over-year increase in Adjusted EBITDA was attributable to strong improvements in mass market performance at City of Dreams, improved group-wide rolling chip volume and our continued focus on cost control, partially offset by a lower group-wide rolling chip win rate.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first quarter of 2013 was US$53.8 million, or US$0.10 per ADS, compared with net income attributable to Melco Crown Entertainment of US$122.1 million, or US$0.22 per ADS, in the first quarter of 2012. The year-over-year decrease in net income was primarily attributable to the one-off charge on the extinguishment and modification of debt relating to the refinancing of the 10.25% senior notes together with increased net interest expenses and other finance costs resulting from Studio City financing, partially offset by strong growth in underlying operating performance. The net loss attributable to non-controlling interests during the first quarter of 2013 of US$12.4 million was related to Studio City. The increase in net loss attributable to non-controlling interests was primarily attributable to the non-controlling interests’ share of Studio City financing costs during the quarter.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am pleased to announce another record quarter of EBITDA and EBITDA margin for our Company. We continue to deliver strong growth in gaming fundamentals and profitability through a clear focus on execution across our exceptional portfolio of operating assets.

“City of Dreams, our flagship integrated casino resort, has reinforced its position as the dominant premium mass market property in Macau, delivering 35% year-over-year growth in gaming revenues in the high margin mass table games segment during the first quarter. City of Dreams mass market tables were again the most productive mass market tables of all major properties in Macau, which is particularly important in a table constrained market. The property’s world-class array of hotel, entertainment and other non-gaming amenities, as well as its location in the fast growing Cotai region, positions City of Dreams to cater to the increasingly discerning Macau tourist who demands a more sophisticated leisure and tourism experience.

“Melco Crown Philippines, our majority owned subsidiary, recently completed a Top-Up Placement on the Philippines Stock Exchange raising approximately US$325 million in net proceeds, excluding the over-allotment option which, together with a shareholder loan commitment made by Melco Crown Entertainment, are expected to provide the funding necessary to open our unique integrated casino resort in Manila in mid-2014. The resort in Manila is expected to have approximately 967 rooms and suites, 242 gaming tables and approximately 1,450 gaming machines in addition to a range of entertainment and other non-gaming amenities to attract a wide variety of local and inbound customers.

“This expansion into a new jurisdiction marks an exciting milestone in our Company’s history, providing us an opportunity to showcase our development and operating capabilities in one of the fastest growing markets in Asia.

“We maintain our strict approach to deploying capital, which is driven by an overriding objective of maximizing long term shareholder value. We believe that the reinvestment in our current operating assets, our Studio City project, and the expansion into Manila, as well as the planned phase three expansion at City of Dreams, are all clear examples of this strategy, which we believe will create meaningful value for our shareholders.

“The VIP segment in Macau has delivered robust growth in the first part of 2013 while the mass market table games segment remains on its impressive growth trajectory. We continue to be optimistic regarding the market’s performance in 2013 and beyond, and expect the introduction of new infrastructure and policy initiatives over the short to medium term, as well as the expansion of Hengqin Island, will further support visitation growth and increasing spend per customer as Macau offers a more diverse offering of entertainment and leisure amenities.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2013, net revenue at City of Dreams was US$836.0 million compared to US$716.8 million in the first quarter of 2012. City of Dreams generated Adjusted EBITDA of US$246.9 million in the first quarter of 2013 compared to US$198.0 million in the first quarter of 2012, an increase of 25%.

The significant year-over-year improvement in Adjusted EBITDA was primarily a result of substantial growth in mass market table games volumes and improved mass market table games hold percentage together with strong growth in rolling chip volumes, partially offset by a lower rolling chip win rate.

Rolling chip volume totaled US$23.8 billion for the first quarter of 2013, up 24% from US$19.2 billion in the first quarter of 2012, and the rolling chip win rate was 2.7% in the first quarter of 2013 versus 3.0% in the first quarter of 2012. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop increased 20% to US$1,038.4 million compared with US$865.3 million in the first quarter of 2012. The mass market table games hold percentage was 32.5% in the first quarter of 2013, an increase from 28.8% in the same period last year.

Slot handle for the quarter ended March 31, 2013 was US$1,026.6 million, up 50% from US$685.0 million generated in the quarter ended March 31, 2012.

Total non-gaming revenue at City of Dreams in the first quarter of 2013 was US$63.3 million, up from US$58.6 million in the first quarter of 2012. Occupancy per available room in the first quarter of 2013 was 95% versus 91% in the first quarter of 2012. The average daily rate (“ADR”) in the first quarter of 2013 was US$192 per occupied room, which compares with US$189 in the first quarter of 2012.

Altira Macau First Quarter Results

For the quarter ended March 31, 2013, net revenue at Altira Macau was US$265.0 million versus US$260.9 million in the quarter ended March 31, 2012. Altira Macau generated Adjusted EBITDA of US$40.1 million in the first quarter of 2013 compared with Adjusted EBITDA of US$55.1 million in the first quarter of 2012. The reduction in Adjusted EBITDA was primarily a result of a lower rolling chip win rate, partially offset by improved rolling chip volumes.

Rolling chip volume totaled US$11.8 billion in the first quarter of 2013 versus US$10.9 billion in the first quarter of 2012. In the first quarter of 2013, the rolling chip win rate was 2.9%, as compared to 3.1% for the same period a year ago. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$164.8 million in the first quarter of 2013, an increase of 10% from US$150.4 million generated in the comparable period in 2012. The mass market table games hold percentage was 15.0% in the first quarter of 2013 compared with 17.1% in the first quarter of last year.

Total non-gaming revenue at Altira Macau in the first quarter of 2013 was US$9.0 million, up from US$8.4 million in the first quarter of 2012. Occupancy per available room in the first quarter of 2013 was 99%, as compared with 97% with the comparable period in 2012. ADR was US$232 per occupied room, compared to US$225 in the first quarter of 2012.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$34.0 million in the first quarter of 2013, down from US$37.3 million in the first quarter of 2012. Mocha Clubs generated US$8.5 million of Adjusted EBITDA in the first quarter of 2013, a decrease of 11% when compared to Adjusted EBITDA of US$9.6 million in the same period in 2012.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,000 in the first quarter of 2013, compared to approximately 2,100 in the comparable period in 2012. The net win per gaming machine per day was US$214 in the quarter ended March 31, 2013, as compared with US$194 in the same period in 2012, an increase of 10%.

Melco Crown (Philippines) Resorts Corporation (“MCP”) First Quarter Results

MCP, our majority owned subsidiary in the Philippines, incurred approximately US$4.8 million of operating expenses in the first quarter of 2013, which primarily relate to general and administrative expenses, land rental payments and other fees and costs associated with the corporate reorganization of MCP.

MCP recorded a net loss of approximately US$8.3 million as a result of operating losses and foreign exchange losses, as well as approximately US$3.5 million of capital lease charges relating to building lease payments incurred during the first quarter of 2013.

Other Factors Affecting Earnings

Total non-operating expense for the first quarter of 2013 was US$116.6 million, which included US$41.4 million in net interest expense, other finance costs of US$9.4 million, and a US$61.4 million one-off charge associated with the extinguishment and modification of debt relating to the refinancing of our 10.25% senior notes. Non-operating expense also included a foreign exchange loss of US$4.4 million, compared to a foreign exchange gain of US$2.1 million in the comparable period of 2012. There was US$4.1 million of capitalized interest during the first quarter of 2013, primarily relating to Studio City. The year-on-year increase in non-operating expenses of US$92.8 million was predominantly due to the higher net interest expenses and other finance costs associated with the Studio City financing and the one-off costs associated with the extinguishment and modification of debt, as well as the foreign exchange loss during the first quarter of 2013. Melco Crown Entertainment also incurred US$17.1 million of development costs, which predominantly relate to fees and costs associated with the corporate reorganization of MCP by the Company.

Depreciation and amortization costs of US$94.8 million were recorded in the first quarter of 2013, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$15.9 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of March 31, 2013 totaled US$2.5 billion, including US$1.0 billion of restricted cash. Total debt at the end of the first quarter of 2013 was US$2.7 billion, and total net debt to shareholders’ equity as of March 31, 2013 was 6%.

As at March 31, 2013, the capital lease obligation in relation to building lease payments for MCP totaled US$289.0 million.

Capital expenditures for the first quarter of 2013 were US$78.9 million, which primarily related to Studio City and MCP, as well as various projects at City of Dreams.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its first quarter 2013 financial results on May 8, 2013 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	53664455

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and others expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance.

Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, MCE Leisure (Philippines) Corporation, a subsidiary of Melco Crown Entertainment, has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Macau, May 8, 2013

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,110,443	$990,872
Rooms	30,934	29,428
Food and beverage	19,864	16,964
Entertainment, retail and others	22,812	21,648

Gross revenues	1,184,053	1,058,912
Less: promotional allowances	(39,112)	(32,054)

Net revenues	1,144,941	1,026,858

OPERATING COSTS AND EXPENSES
Casino	(790,095)	(703,076)
Rooms	(3,128)	(4,130)
Food and beverage	(8,017)	(8,006)
Entertainment, retail and others	(15,979)	(14,348)
General and administrative	(56,577)	(56,409)
Pre-opening costs	(1,930)	(1,085)
Development costs	(17,097)	—
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(15,925)	(13,983)
Depreciation and amortization	(64,600)	(66,785)
Property charges and others	(224)	(3,169)

Total operating costs and expenses	(987,881)	(885,300)

OPERATING INCOME	$157,060	$141,558

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)	(Unaudited)
NON-OPERATING EXPENSES
Interest expenses, net	$(41,385)	$(23,273)
Other finance costs	(9,357)	(3,494)
Change in fair value of interest rate swap agreements	—	363
Foreign exchange (loss) gain, net	(4,423)	2,074
Other income, net	—	510
Loss on extinguishment of debt	(50,935)	—
Costs associated with debt modification	(10,538)	—

Total non-operating expenses	(116,638)	(23,820)

INCOME BEFORE INCOME TAX	40,422	117,738
INCOME TAX CREDIT	964	761

NET INCOME	41,386	118,499
NET LOSS ATTRIBUTABLE TO NON CONTROLLING INTERESTS	12,390	3,592

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$53,776	$122,091

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.033	$0.074

Diluted	$0.032	$0.074

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.098	$0.223

Diluted	$0.097	$0.221

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,647,477,427	1,643,105,645

Diluted	1,662,907,287	1,657,414,245

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,413,907	$1,709,209
Restricted cash	247,184	672,981
Accounts receivable, net	310,533	320,929
Amounts due from affiliated companies	4	1,322
Deferred tax assets	118	—
Income tax receivable	392	266
Inventories	17,815	16,576
Prepaid expenses and other current assets	29,993	27,743

Total current assets	2,019,946	2,749,026

PROPERTY AND EQUIPMENT, NET	2,989,416	2,684,094
GAMING SUBCONCESSION, NET	527,959	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	197,815	88,241
RESTRICTED CASH	791,351	741,683
DEFERRED TAX ASSETS	112	105
DEFERRED FINANCING COSTS	125,273	65,930
LAND USE RIGHTS, NET	999,852	989,984

TOTAL ASSETS	$7,737,859	$7,947,466

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,841	$13,745
Accrued expenses and other current liabilities	843,098	850,841
Income tax payable	1,453	1,191
Capital lease obligation, due within one year	24,456	—
Current portion of long-term debt	198,242	854,940
Amounts due to affiliated companies	1,353	949
Amount due to a shareholder	20	—

Total current liabilities	1,079,463	1,721,666

LONG-TERM DEBT	2,467,842	2,339,924
OTHER LONG-TERM LIABILITIES	10,996	7,412
DEFERRED TAX LIABILITIES	65,247	66,350
CAPITAL LEASE OBLIGATION, DUE AFTER ONE YEAR	264,533	—
LAND USE RIGHTS PAYABLE	62,765	71,358

SHAREHOLDERS’ EQUITY
Ordinary shares	16,621	16,581
Treasury shares	(128)	(113)
Additional paid-in capital	3,234,959	3,235,835
Accumulated other comprehensive income (losses)	200	(1,057)
Retained earnings	188,469	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	3,440,121	3,385,939
Noncontrolling interests	346,892	354,817

Total equity	3,787,013	3,740,756

TOTAL LIABILITIES AND EQUITY	$7,737,859	$7,947,466

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Net Income Attributable to
Melco Crown Entertainment Limited	$53,776	$122,091
Pre-opening Costs	1,930	1,085
Development Costs	17,097	—
Property Charges and Others	224	3,169
Change in fair value of interest rate swap agreements	—	(363)
Loss on extinguishment of debt	50,935	—
Costs associated with debt modification	10,538	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$134,500	$125,982

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.082	$0.077

Diluted	$0.081	$0.076

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.245	$0.230

Diluted	$0.243	$0.228

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,647,477,427	1,643,105,645

Diluted	1,662,907,287	1,657,414,245

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2013
			City of		Corporate
	Altira Macau	Mocha	Dreams	Studio City	and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$32,255	$5,269	$190,411	$(11,760)	$(59,115)	$157,060

Pre-opening Costs	—	—	—	623	1,307	1,930
Development Costs	—	—	—	—	17,097	17,097
Depreciation and Amortization	7,863	2,989	56,345	10,883	16,754	94,834
Share-based Compensation	30	37	155	—	2,099	2,321
Property Charges and Others	—	224	—	—	—	224

Adjusted EBITDA	40,148	8,519	246,911	(254)	(21,858)	273,466
Corporate and Others Expenses	—	—	—	—	21,858	21,858

Adjusted Property EBITDA	$40,148	$8,519	$246,911	$(254)	$—	$295,324

	Three Months Ended March 31, 2012
			City of		Corporate
	Altira Macau	Mocha	Dreams	Studio City	and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$45,337	$6,258	$139,179	$(9,807)	$(39,409)	$141,558

Pre-opening Costs	—	16	510	559	—	1,085
Depreciation and Amortization	9,715	3,266	57,492	9,070	15,534	95,077
Share-based Compensation	25	25	79	—	1,493	1,622
Property Charges and Others	—	—	755	—	2,414	3,169

Adjusted EBITDA	55,077	9,565	198,015	(178)	(19,968)	242,511
Corporate and Others Expenses	—	—	—	—	19,968	19,968

Adjusted Property EBITDA	$55,077	$9,565	$198,015	$(178)	$—	$262,479

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$295,324	$262,479
Corporate and Others Expenses	(21,858)	(19,968)

Adjusted EBITDA	273,466	242,511
Pre-opening Costs	(1,930)	(1,085)
Development Costs	(17,097)	—
Depreciation and Amortization	(94,834)	(95,077)
Share-based Compensation	(2,321)	(1,622)
Property Charges and Others	(224)	(3,169)
Interest and Other Non-Operating Expenses, Net	(116,638)	(23,820)
Income Tax Credit	964	761

Net Income	41,386	118,499
Net Loss Attributable to Noncontrolling Interests	12,390	3,592

Net Income Attributable to Melco Crown Entertainment Limited	$53,776	$122,091

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2013	2012
Room Statistics:
Altira Macau
Average daily rate(3)	$232	$225
Occupancy per available room	99%	97%
Revenue per available room(4)	$229	$219

City of Dreams
Average daily rate(3)	$192	$189
Occupancy per available room	95%	91%
Revenue per available room(4)	$182	$172

Other Information:
Altira Macau
Average number of table games	173	190
Table games win per unit per day(5)	$23,899	$20,732

City of Dreams
Average number of table games	453	436
Average number of gaming machines	1,480	1,374
Table games win per unit per day(5)	$23,950	$21,016
Gaming machines win per unit per day(6)	$342	$319

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points